  EXHIBIT 99.1

November 14, 2019

CORAL GOLD PROVIDES Q3 REPORT ON NEVADA GOLD MINES’ PROGRESS AT ROBERTSON PROJECT IN NEVADA

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) reports that Nevada Gold Mines (“NGM”) continues to advance activities on the Robertson Project in the Cortez region of Nevada where Coral retains a net smelter returns royalty (NSR).

NGM recently delivered its summary of work completed in Q3 2019 at Robertson, reporting that infill and comparison drilling at the Porphyry and Altenburg Hill zones was completed, while infill drilling at the Gold Pan/39A zone began in July and was completed in September for a total of 7,754 meters of core during the quarter.

NGM also continued to update the geological and metal models based on 2018 drill data, including additional data from 45 core holes drilled in 2018 to develop the mineral resource, upgrade the geology understanding and advance metallurgy.

Mine planning is in progress, based on an updated block model with completion expected in Q4, along with ongoing metallurgical work for mill and leach mineralized material which is anticipated to be completed in 2020.

As in the previous quarter, NGM continued biological baseline study work.

Coral’s NSR at Robertson

After sale of the Robertson Project to Barrick in 2017 (now held within NGM), Coral retains a life of mine sliding scale, 1% to 2.25% NSR on the project. Coral’s NSR is subject to potential advance royalty payments as well as a right of first refusal enabling NGM to acquire the NSR if the Company wishes to sell the NSR to any third party. The royalty increases with an increase in the price of gold. Details of the NSR are available on Coral’s website.

Qualified Person

The technical data in this press release was reviewed and approved by Alan Morris, P.Geo, who is a qualified person within the context of National Instrument 43-101.

Option Grant

Coral has upon the recommendations of its Compensation Committee, granted an aggregate of 1,120,000 incentive stock options (the “Stock Options”) under its Stock Option Plan to its directors, officers, employees and consultants. The Stock Options are exercisable up to five years at a price of $0.41 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three months from the date of the grant.  The Stock Options are non transferable.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company operating in Nevada, where it has explored one of the world’s richest gold districts for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mines’ Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Nevada Gold Mine’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral remains debt free with a strong balance sheet. Our overall objective is to generate long-term wealth for shareholders.

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ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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